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ADAM M. FOX

adam.fox@dechert.com
+1 212 649 8732 Direct
+1 212 698 0432 Fax

April 4, 2007

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:  Jennifer Hardy and Brigitte Lippmann

Re:	Interactive Brokers Group, Inc.
Amendment No. 2 to the Registration Statement on Form S-1
File No. 333-138955

Ladies and Gentlemen:

                Interactive Brokers Group, Inc. (the “Company”) has today filed with the Securities and Exchange Commission (the “Commission”) Amendment No. 2 (“Amendment No. 2”) to its Registration Statement on Form S-1 (Registration No. 333-138955) (the “Registration Statement”).  On behalf of the Company, we respond to the comments raised by the staff (the “Staff”) of the Commission in the letter dated February 27, 2007, from Ms. Jennifer Hardy to Mr. Thomas Peterffy, Chairman, Chief Executive Officer and President of the Company.  For your convenience, the Staff’s comments are included in this letter and are followed by the applicable response.

General

1.                                      Please update your financial statements to comply with Rule 3-12 of Regulation S-X.

Response:

                The Company notes the Staff’s comment and has updated the financial statements to comply with Rule 3-12 of Regulation S-X.

U.S.  Austin  Boston  Charlotte  Harrisburg  Hartford  New York  Newport Beach  Palo Alto  Philadelphia  Princeton  San Francisco  Washington DC    EUROPE  Brussels  London  Luxembourg  Munich  Paris

Recapitalization and Organizational Structure.

2.                                      In the first paragraph, please disclose the reason for the having two holding companies as part of your structure.

Response:

                The Company notes the Staff’s comment and has added the following sentence to the first paragraph of the “Prospectus Summary” subsection entitled “Recapitalization and Organizational Structure” on page 6 of the prospectus: “Thus, after completion of this offering, there will be two holding companies owning interests in IBG LLC (namely, IBG and IBG Holdings LLC, owning approximately 5.1% and 94.9%, respectively, of the IBG LLC membership interests), thereby allowing both public stockholders (through IBG) and existing members (through IBG Holdings LLC) to have economic interests in our businesses.”

3.                                      Please succinctly state in the last paragraph that your investors will not necessarily receive distributions of the management fees, incentive income and investment income even if IBG LLC distributes them to you.

Response:

                The Company notes the Staff’s comment and has added the following sentence to the second paragraph of the “Prospectus Summary” subsection entitled “Recapitalization and Organizational Structure” on page 7 of the prospectus: “Because our board of directors may or may not determine to pay dividends at the IBG level, our Class A stockholders may not necessarily receive dividend distributions relating to our pro rata share of the management fees, incentive income, investment income and other income earned by IBG LLC, even if IBG LLC makes such distributions to us.”

Exchange and Redemption of Membership Interests.

4.                                      Please quantify the shares you have reserved for issuance for the redemptions.

Response:

                The Company notes the Staff’s comment and has quantified the number of shares reserved for issuance in connection with the redemptions on page 10 of the prospectus.

5.                                      Please disclose in greater detail the circumstances under which you would choose to redeem the IBG LLC membership interest using cash rather than issuing additional class A shares. Please describe the dilutive effect of using cash to redeem the interests in the risk factors.

Response:

                The Company notes the Staff’s comment and has added the following language on page 10 of the prospectus: “The primary circumstance under which IBG LLC would use cash on hand would be if IBG LLC had, at a given point in time, a relative surplus of cash on hand and our board of directors were to determine that using cash on hand to effect redemptions of IBG LLC membership interests would be an optimal use of such funds in relation to alternative uses.” The Company has also added the following language to the risk factors on page 31 of the prospectus: “In addition, in the event IBG LLC uses cash on hand to acquire IBG LLC membership interests in the future, such use of cash is expected to have a dilutive effect on the existing holders of our common stock, as the price paid per membership interest is likely to be higher than IBG LLC’s tangible book value per membership interest. See “The Recapitalization Transactions and Our Organizational Structure—Exchange and Redemption of Membership Interests.””

Summary Historical and Pro Forma Consolidated Financial Data.

6.                                      Please revise the column headings to clearly distinguish the historical results of IBG LLC from the pro forma results of IBG, Inc.

Response:

                The Company notes the Staff’s comment and has revised the prospectus accordingly on page 15 thereof.

Risk Factors.

Our Internal Controls, Page 30

7.                                      Please briefly describe the material weakness and its current status. Please disclose whether or not the company has remediated the material weakness. If the material weakness has not been remediated, please disclose how and when the company plans to do so.

Response:

                The Company notes the Staff’s comment and has added the following language to the internal controls risk factor on pages 30 through 31 of the prospectus: “Specifically, subsequent to filing of our Registration Statement on Form S-1 on November 27, 2006, our management determined that there was an error in the classification of certain securities loaned fee income, securities borrowed fee expense and foreign currency translation. These items have since been reclassified, as reflected in the consolidated financial statements included in this prospectus. These changes did not have any impact on our net income, our consolidated statements of financial condition or our cash and cash equivalents. The foregoing material weakness has been remediated.”

Dilution, Page 45

8.                                      It is unclear why you have included the 20 million shares to be issued in the offering in the denominator of your calculation of the pre-offering pro forma book value per share at September 30, 2006. Please revise or advise.

Response:

                The Company notes the Staff’s comment and supplementally offers the following explanation.  In order to calculate the pre-offering pro forma net tangible book value per share at September 30, 2006, the Company was required to make an assumption regarding the total number of shares of common stock outstanding because IBG LLC was and remains a limited liability company and therefore does not have common stock outstanding.  The use of all 400 million shares (inclusive of the 20 million shares to be issued in the offering) in the denominator in the calculation of pre-offering pro forma book value per share is intended simply to normalize the number of shares outstanding so as to give full effect to the Recapitalization.  The calculation of the pre-offering pro forma book value per share does not give pro forma effect to the actual issuance of the 20 million shares in the offering; such effect is captured separately, as per Item 506 of Regulation S-K, in the first table in the Dilution section in the line item entitled “Change in pro forma net tangible book value per share attributable to this offering.”

Unaudited Pro Forma Consolidated Financial Data, page 46

Unaudited Pro Forma Consolidated Statements of Income, page 47

9.                                      We have reviewed your response to comment 32. It is unclear how you calculated diluted earnings per shares of $0.96 and $0.95 for the year ended December 31, 2005 and the nine months ended September 30, 2006. Please revise footnote six to disclose the numerator used in your diluted earnings per share calculation. Your description should be detailed enough to enable a reader to recalculate diluted earnings per share.

Response:

                The Company notes the Staff’s comment and has revised footnote 6 on page 49 to disclose the numerator for the diluted earnings per share calculation to facilitate recalculation.

10.                               It appears the Class B common stock has not been included in weighted average common shares outstanding. Please revise or advise.

Response:

                The Company notes the Staff’s comment and has revised the prospectus on page 49 to include the 100 shares of Class B Common Stock in the number of weighted average common shares outstanding.

Executive Compensation, page 128

11.                               Please revise to disclose the compensation for 2006.

Response:

                The Company notes the Staff’s comment and has revised the prospectus on page 128 to report 2006 executive compensation.

12.                               Registration statements, including pre-effective and post-effective amendments filed on or after December 15, 2006, that are required to include Items 402 and 404 of Regulation S-K disclosures for fiscal years ending on or after December 15, 2006 must comply with the requirements adopted by the Commission and published in Release No. 33-8732A. Please revise. For guidance, you may wish to refer to our last update on executive compensation dated January 24, 2007 and our transition questions and answers on executive compensation and related person disclosure, both of which are available in the Division of Corporation Finance’s section under “SEC Divisions” on the Commission’s website at http://www.sec.gov. We direct your attention particularly to the seventh Q&A in the transition Q&As .

Response:

                The Company notes the Staff’s comment and has revised the prospectus on pages 123 through 128 to comply with the updated disclosure requirements.

IBG LLC Membership Interests ..., page 140

13.                               We note your response to comment 40 in our letter dated December 22, 2006. Please describe the material provisions of the LLC company and operating agreements in greater detail.

Response:

                The Company notes the Staff’s comment and has revised the prospectus on page 141 to describe IBG LLC and its operating agreement in greater detail.

Financial Statements

Note 8 — Defined Contribution and Employee Incentive Plans, page F-46

14.                               Please provide us with additional information regarding issuances under your equity incentive plans since January 1, 2006. Please identify each issuance of ROI dollar units and redeemable members’ interests granted by date, and tell us how you determined the fair value of each grant. Please identify the basis for each significant assumption.

Response:

                The Company notes supplementally to the Staff that on January 1, 2006, certain employees of IBG LLC, none of whom were the named executive officers in the prospectus, were granted ROI Units. Pursuant to the provisions of the ROI plan, upon redemption, the grantee is entitled to accumulated earnings on the face value of the certificate, but not the actual face value. Hence, the fair value of the ROI Units at the date of grant is zero. IBG LLC did not grant any other ROI Units during the year ended December 31, 2006. In lieu of granting ROI Units in 2006, the Company agreed to grant restricted shares of the Company’s common stock to employees on the date of the offering. These grants will be contingent on the offering, and the grant date will be the offering date. The total fair value of the restricted shares of common stock granted will be $8.2 million, and such grants will be subject to future service pursuant to a vesting schedule. The number of restricted shares of common stock to be issued will be based on the offering price of the Company’s common stock.

                During the year ended December 31, 2006, IBG LLC granted member interests to certain employees who were new members. These grants were made on January 1, 2006. None of the employees who received such grants were the named executive officers in the prospectus.  The fair value of these grants was $446,000 and, like all grants of member interests, they were fully vested upon date of grant. These grants did not have any future service requirement.

                No grants of member interests in IBG LLC have been made since January 1, 2006.  The Company communicated to member employees on December 31, 2006 annual bonuses which, consistent with prior years, will be paid out in a combination of cash and share based compensation.  The amount to be settled in share based compensation is $14.7 million, which was fully accrued at year-end because services were provided during the 2006 year.  On December 31, 2006, the Company announced to the eligible employees that instead of settling the share-based obligation in member interests, as it has done in the past, if the initial public offering is consummated it will issue restricted shares of the Company’s common stock. The number of shares of restricted stock to be issued to settle this liability will be based on the offering price of the Company’s common stock.

Exhibit 5.1 — Legal Opinion

15.                               Counsel must opine that the securities are duly authorized. Also delete assumptions (i) through (iii) in the first paragraph of page 2.

Response:

                We note the Staff’s comment and have revised our legal opinion accordingly.

16.                               You can limit reliance with regard to purpose, but not person. Please delete the first sentence in the penultimate paragraph, since counsel has already addressed this in the last sentence of the first paragraph of the opinion.

Response:

                We note the Staff’s comment and have revised our legal opinion accordingly.

17.                               Please file an executed version of the legal opinion.

Response:

                We note the Staff’s comment and have revised our legal opinion accordingly.

If you have any questions, please feel free to contact the undersigned by telephone at 212.698.8732 (or by facsimile at 212.698.3599).  Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Adam M. Fox
Adam M. Fox

cc:           Thomas Peterffy